Wesley C. Holmes Direct Dial: 617-948-6027 Wesley.holmes@lw.com	200 Clarendon Street Boston, Massachusetts 02116 Tel: +1.617.948.6000 Fax: +1.617.948.6001
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
August 7, 2020	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Paul Fischer

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Atea Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Submitted June 19, 2020
CIK No. 0001593899

Dear Mr. Fischer:

On behalf of Atea Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 16, 2020 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement, which has been revised to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 1 that reflect changes made to the Draft Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.

August 7, 2020

Prospectus Summary, page 1

1.

We note your use of “best-in-class” on pages 1, 96, and 107. This term suggests that your product candidates are effective, likely to be approved and compare favorably to competitive products. Please delete these references throughout your registration statement. If your use of this term was intended to convey your belief that the products are based on a novel technology or approach, you may discuss how your technology differs from technology used by competitors. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 97 and 108.

2.

We note your description of AT-527 as “potent” and “selective” throughout the registration statement. Given that you have relied on data obtained in your HCV clinical trials to initiate Phase 2 and the only data you present as to potency and selectivity against SARS coronaviruses are from in vitro assays that “suggest” AT-527 may be potent and selective, please tell us the basis for these claims.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3.

Our product candidates, page 3

3.

Please revise to indicate, if true, that AT-527 was initially developed for the treatment of HCV and that you initiated your clinical development program of AT-527 for the treatment of patients with COVID-19 with a Phase 2 trial by utilizing pharmacokinetics, safety and tolerability data obtained from your HCV clinical trials. Please also disclose the current size of the clinical trial population for AT-527.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3.

August 7, 2020

4.

We note that upon the resolution of industry wide clinical challenges associated with COVID-19, you expect to initiate your Phase 1/2A clinical trial with AT-787 for the treatment of HCV. We also note your disclosure on page 125 that you have temporarily paused your development, given your prioritization of resources towards the development of AT-527 for COVID-19, as well as industry wide challenges in clinical studies during the COVID-19 pandemic. To the extent that you have paused any of your programs to prioritize your resources towards AT-527, please revise the summary to make this clear.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 128.

Implications of Being an Emerging Growth Company, page 5

5.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that at this time it has not provided potential investors with any written communications, as such term is defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. However, the Company advises the Staff that it will supplementally provide the Staff copies of any such written communications that it subsequently provides to potential investors.

Risk Factors

A number of companies and universities file and obtain patents….., page 61

6.

We note that you may not be aware of patent claims that are currently or may in the future be pending that affect your business. With a view toward clarifying that disclosure, if you are aware or have experienced any challenges or infringements to your rights, please so disclose.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61.

August 7, 2020

Use of Proceeds, page 86

7.

With reference to your product pipeline table on page 1 and your R&D expense table on page 97, please revise paragraph three to provide an estimate regarding how far in the development process for AT-527, AT-787, and AT-752 the allocated proceeds of the offering will enable you to reach. Also, please disclose the total estimated cost of each of the specified purposes for which the net proceeds are intended to be used, and, if material amounts of other funds are necessary to accomplish the specified purposes, provide an estimate of the amounts of such other funds and the sources thereof. Refer to Instruction 3 of Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and will complete the required disclosure prior to effectiveness.

Business

Overview, page 107

8.

We note your disclosure that your approach allows you to maximize the formation of an active metabolite, potentially resulting in “highly potent” product candidates. Please clarify what you mean by the term highly potent and explain the risks to your strategy if your candidates do not prove to be highly potent.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 108.

Viral resistance and mutations, page 112

9.

We note your disclosure on page 117 that the RNA-dependent RNA polymerase in SARS-CoV-1 contains a proofreading exonuclease (nsp14) and understand that SARS-CoV-2 contains a similar proofreading exonuclease. Please explain if the presence of an exonuclease in the RdRP could impair the potency of your product candidate for SARS-Co-V-2 or if mutations in that enzyme could have similar effects.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 119.

August 7, 2020

10.

We note you use a prodrug. If the phosphorylating enzymes in the targeted cells could mutate in a way that could inhibit the formation of active metabolites of the prodrug, please revise your disclosure to address that as a challenge to your treatment strategy.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 113.

11.

We note from your product candidate pipeline that you intend to use single drug therapies to treat COVID-19, Dengue and RSV. Given the obstacles of viral resistance and mutations that you describe, to the extent you intend to use monotherapies for the disclosed indications, please disclose the risks presented by your strategy as compared to combination or cocktail drug strategies and include risk factor disclosure as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 113.

Our approach, page 117

12.

We note your disclosure relating to the in vitro assays and that the concentration of AT-511 required to exhibit CC50 of the host cells used in these assays to support viral infections and propagation was consistently greater than the highest concentration tested (>100 uM), suggesting high potency and selectivity. Please revise to clarify why this suggests high potency and selectivity.

August 7, 2020

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 120, 121 and 122 .

Phase 2 clinical trial, page 119

13.

We note that you are enrolling patients aged 45 to 80 years with moderate COVID-19 illness. To the extent material, please revise to disclose whether the age range for the prior HCV clinical trials were the same.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 122.

AT-787 for the treatment of hepatitis C, page 120

14.

Please revise your reference to AT-787’s “improved safety profile” on page 122 to remove your conclusion regarding the safety of your product candidate as this determination is solely within the authority of the FDA and comparable regulatory bodies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 126.

Executive and Director Compensation

Executive Compensation Arrangements, page 154

15.

We note that neither Dr. Sommadossi nor Ms. Corcoran is currently a party to an agreement that provides for severance, termination or change in control benefits. Please clarify and disclose whether you have any material employment agreements covering any other aspect of employment. If so, please file any such agreements as exhibits to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 157.

Principal Stockholders, page 166

16.	Please include footnotes to your table that disclose the natural persons who have beneficial ownership of the shares held by the entities listed in your table

Response: The Company respectfully acknowledges the Staff’s comment and will complete the required disclosure prior to effectiveness..

August 7, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 617-948-6027 or Peter Handrinos at 617-948-6060 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Wesley C. Holmes

Wesley C. Holmes

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Jean-Pierre Sommadossi, Ph.D., Chief Executive Officer, Atea Pharmaceuticals, Inc.

Peter N. Handrinos, Latham & Watkins LLP